UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Health Insurance Innovations, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value
(Title of Class of Securities)

42225K106
(CUSIP Number)

December 23, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42225K106
1. Names of Reporting Persons. Atom Investors LP
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 727,338
7. Sole Dispositive Power 0
8. Shared Dispositive Power 727,338

9. Aggregate Amount Beneficially Owned by Each Reporting Person 727,338
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.9%
12. Type of Reporting Person (See Instructions) IA

CUSIP No. 42225K106
1. Names of Reporting Persons. Atom Master Fund L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 727,338
7. Sole Dispositive Power 0
8. Shared Dispositive Power 727,338

9. Aggregate Amount Beneficially Owned by Each Reporting Person 727,338
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.9%
12. Type of Reporting Person (See Instructions) PN

CUSIP No. 42225K106
1. Names of Reporting Persons. Atom Associates LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 727,338
7. Sole Dispositive Power 0
8. Shared Dispositive Power 727,338

9. Aggregate Amount Beneficially Owned by Each Reporting Person 727,338
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.9%
12. Type of Reporting Person (See Instructions) CO

CUSIP No. 42225K106
1. Names of Reporting Persons. Atom GP LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 727,338
7. Sole Dispositive Power 0
8. Shared Dispositive Power 727,338

9. Aggregate Amount Beneficially Owned by Each Reporting Person 727,338
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.9%
12. Type of Reporting Person (See Instructions) CO

CUSIP No. 42225K106
1. Names of Reporting Persons. Fusion Investors, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 727,338
7. Sole Dispositive Power 0
8. Shared Dispositive Power 727,338

9. Aggregate Amount Beneficially Owned by Each Reporting Person 727,338
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.9%
12. Type of Reporting Person (See Instructions) HC

Item 1.

(a)	Name of Issuer

Health Insurance Innovations, Inc.

(b)	Address of Issuer’s Principal Executive Offices

15438 N. Florida Avenue, Suite 201, Tampa, FL 33613.

Item 2.

(a)	Name of Person Filing

This Schedule 13G is jointly filed by and on behalf of each of Atom Investors LP, a Delaware limited partnership (“Atom Investors”), Atom Master Fund L.P., a Cayman Islands exempted limited partnership (the “Master Fund”), Atom Associates LLC, a Delaware limited liability company (“Atom Associates”), Atom GP LLC, a Delaware limited liability company (“Atom GP”), and Fusion Investors, LLC, a Delaware limited liability company (“Fusion Investors”, and together with Atom Investors, the Master Fund, Atom Associates and Atom GP, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13G jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The Master Fund is the record and direct beneficial owner of the securities covered by this Schedule 13G (the “Securities”). The Master Fund has the power to vote or to direct the vote of, and to dispose or direct the disposition of, the Securities owned by it.

As investment manager of the Master Fund, Atom Investors may be deemed to have the shared power to vote or to direct the vote of, and to dispose or direct the disposition of, the Securities. Atom Investors does not own any Securities directly and disclaims beneficial ownership of the Securities.

As general partner of the Master Fund, Atom Associates may be deemed to have the shared power to vote or to direct the vote of, and to dispose or direct the disposition of, the Securities. Atom Associates does not own any Securities directly and disclaims beneficial ownership of the Securities.

As the general partner of each of Atom Investors and Atom Associates, Atom GP may be deemed to have the shared power to vote or to direct the vote of, and to dispose or direct the disposition of, the Securities. Atom GP does not own any Securities directly and disclaims beneficial ownership of the Securities.

As the majority owner of each of Atom Investors and Atom Associates, and as the sole member of Atom GP, Fusion Investors may be deemed to have the shared power to vote or to direct the vote of, and to dispose or direct the disposition of, the Securities. Fusion Investors does not own any Securities directly and disclaims beneficial ownership of the Securities.

Each Reporting Person declares that neither the filing of this Schedule 13G nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the Securities.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is 3711 S. Mopac Expressway, Building One, Suite 100, Austin, TX 78746.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Class A Common Stock, $0.001 par value

(e)	CUSIP Number

42225K106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐ A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following *.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the Securities were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the Securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14-a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2019	ATOM INVESTORS LP

	By:	/s/ John Cunningham
	Name:	John Cunningham
	Title:	Chief Operating Officer

ATOM MASTER FUND L.P.

	By:	Atom Associates LLC
	Its:	General Partner

	By:	Atom GP LLC
	Its:	General Partner

	By:	/s/ John Cunningham
	Name:	John Cunningham
	Title:	Director

ATOM ASSOCIATES LLC

	By:	Atom GP LLC
	Its:	General Partner

	By:	/s/ John Cunningham
	Name:	John Cunningham
	Title:	Chief Operating Officer

ATOM GP LLC

	By:	/s/ John Cunningham
	Name:	John Cunningham
	Title:	Chief Operating Officer

FUSION INVESTORS, LLC

	By:	/s/ Basil Qunibi
	Name:	Basil Qunibi
	Title:	President

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).

EXHIBIT 99.1

JOINT FILING AGREEMENT

December 26, 2019

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

Date: December 26, 2019	ATOM INVESTORS LP

	By:	/s/ John Cunningham
	Name:	John Cunningham
	Title:	Chief Operating Officer

ATOM MASTER FUND L.P.

	By:	Atom Associates LLC
	Its:	General Partner

	By:	Atom GP LLC
	Its:	General Partner

	By:	/s/ John Cunningham
	Name:	John Cunningham
	Title:	Director

ATOM ASSOCIATES LLC

	By:	Atom GP LLC
	Its:	General Partner

	By:	/s/ John Cunningham
	Name:	John Cunningham
	Title:	Chief Operating Officer

ATOM GP LLC

	By:	/s/ John Cunningham
	Name:	John Cunningham
	Title:	Chief Operating Officer

FUSION INVESTORS, LLC

	By:	/s/ Basil Qunibi
	Name:	Basil Qunibi
	Title:	President